Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2011	2010
Earnings:
Pretax income before preferred shares from continuing operations	$58,990,678	$45,411,712	$79,045,303	$49,752,614	$25,167,380
Fixed charges	45,508,411	61,038,846	42,809,788	30,450,471	36,486,361
Total	$104,499,089	$106,450,558	$121,855,091	$80,203,085	$61,653,741

Fixed Charges:
Interest (expensed and capitalized)	$38,430,444	$52,518,198	$38,027,275	$27,043,926	$31,876,054
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,042,845	8,491,437	4,765,109	3,387,123	4,590,397
Estimate of interest within rental expenses	35,122	29,212	17,404	19,422	19,910
Total	$45,508,411	$61,038,847	$42,809,788	$30,450,471	$36,486,361

Preferred stock dividend	$17,175,869	$7,221,041	$1,243,971	$—	$—

Ratio of earnings to combined fixed charges (1)	2.30	1.74	2.85	2.63	1.69
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	1.67	1.56	2.77	2.63	1.69

(1)	The Company did not have any shares of preferred stock outstanding until June 2012 and paid its first preferred stock dividend in July 2012.